09057377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Israel A. Englander & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 5th Avenue 9th Floor
(No. and Street)

New York (City) NY (State) 10103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Golden (212) 841-4568
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin Golden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Israel A. Englander & Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

Notary Public

ILENE LICHT
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LI6137473
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES NOV. 28, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Israel A. Englander & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Israel A. Englander & Co., Inc. (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Israel A. Englander & Co., Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 26, 2009

Israel A. Englander & Co., Inc.

Statement of Financial Condition
December 31, 2008

ASSETS		
Cash and Cash Equivalents	$	3,873,980
Receivable from Clearing Organizations, net		5,153,391
Floor Brokerage Receivables, net		5,620,472
Securities Owned, at fair value		1,806,921
Property and Equipment (net of accumulated depreciation and amortization of $1,371,185)		268,094
Other Assets		661,149
Total assets	$	17,384,007
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued Compensation	$	9,485,849
Accounts Payable		647,531
Securities Sold, Not Yet Purchased, at fair value		378,990
Other Liabilities		200,850
Total liabilities		10,713,220
Stockholders' Equity		6,670,787
Total liabilities and stockholders' equity	$	17,384,007

See Notes to Statement of Financial Condition.

Note 1. Organization

Israel A. Englander & Co., Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), the NYSE Amex Options (formerly, the American Stock Exchange), the Chicago Board Options Exchange, the Pacific Exchange and the International Securities Exchange. The Company provides floor brokerage execution services to qualified institutional investors.

Note 2. Significant Accounting Policies

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company depreciates computer equipment and furniture and fixtures using the straight-line method over the estimated useful life of the asset, which is typically between three and seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the remaining term of the lease.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements,* ("SFAS No. 157") issued by the Financial Accounting Standards Board (the "FASB"). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Inputs are broadly defined under SFAS No. 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Note 2. Significant Accounting Policies (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange, or reported on the Nasdaq national market, are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Note 3. Receivable from Clearing Organizations

Receivable from clearing organizations, net, represents cash held at the clearing brokers at December 31, 2008.

Note 4. Floor Brokerage Receivables, Net

Floor brokerage receivables represent amounts receivable by the Company from various major financial institutions for floor brokerage execution services. These amounts are shown, net of an allowance for doubtful accounts of $38,750, on the statement of financial condition.

Note 5. Related Party Transactions

Millennium Operations, LLC ("Operations"), a limited liability company, provides personnel and general and administrative expenses at cost to the Company. The Company had a receivable from Operations at December 31, 2008 of $2,219, which is included in other assets on the statement of financial condition.

The Company holds a receivable from affiliate from a previous investment in Millennium Management, L.L.C., the general partner of Millennium Partners, L.P. ("Partners"). The receivable from affiliate has a remaining balance of $8,400 and is included in other assets on the statement of financial condition.

A minority shareholder of the Company is the Managing Member of Millennium Management, L.L.C.

At December 31, 2008, the Company has an interest-bearing receivable from employees in the amounts of $398,527, which is included in other assets on the statement of financial condition.

Note 6. Other Liabilities

Other liabilities include amounts relating to general and administrative expenses from Operations, employee-related payables, payable to affiliates and taxes payable.

Note 7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule, which requires, among other things, that the Company maintain minimum net capital, as defined, of $250,000. At December 31, 2008, the Company had net capital of $2,380,014, which exceeded its requirement by $2,130,014.

Note 7. Net Capital Requirement (Continued)

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2008, the Company was in compliance with all such requirements.

Note 8. Income Taxes

The Company is treated as an "S" Corporation for federal tax purposes, and therefore, it is not subject to federal taxation. The Company is subject to certain state and local taxes. The Company's shareholders are subject to taxation on the Company's income, whether or not it is distributed to them.

Note 9. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurement Using		
Description	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents - U.S. treasury bills	$ 3,750,000	$ 3,750,000	$ -	$ -
Common stock	$ 1,085,656	$ 1,085,656	$ -	$ -
Options on listed securities	721,265	721,265	-	-
Securities Owned, at fair value	$ 1,806,921	$ 1,806,921	$ -	$ -
Common stock	$ 88,082	$ 88,082	$ -	$ -
Options on listed securities	290,908	290,908	-	-
Securities Sold, Not Yet Purchased, at fair value	$ 378,990	$ 378,990	$ -	$ -

Note 10. Concentration of Credit Risk

The Company clears its securities transactions through a major financial services firm. In addition, the Company provides execution services for various major financial institutions. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

Note 11. Commitments

The Company has entered into an operating lease agreement for office space that expires on May 31, 2013.

Future minimum lease payments are as follows:

Year ending December 31,	
2009	$ 511,980
2010	511,980
2011	511,980
2012	511,980
2013	213,325
	$ 2,261,245

Note 12. Contingencies

FINRA has made inquires of the Company about possible violation of FINRA rules regarding the timely reporting of OTC trades. The Company has responded to FINRA and is currently waiting for a response. The Company is unable to determine at this time with any certainty the outcome of the aforementioned issue. However, the Company does not believe this will have a material effect on the Company's financial statements.

Note 13. Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies* ("SFAS No. 5"). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Israel A. Englander & Co., Inc.

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Israel A. Englander & Co., Inc.

Independent Auditor's Report on Internal Control

December 31, 2008

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Israel A. Englander & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements of Israel A. Englander & Co., Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 26, 2009